UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

RUBIO’S RESTAURANTS, INC.

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

78116B102

(CUSIP Number)

Steven E. Hartman Levine Leichtman Capital Partners IV, L.P. 335 N. Maple Drive, Suite 240 Los Angeles, CA 90210 (310) 275-5335	Richard J. Welch, Esq. Bingham McCutchen LLP 355 South Grand Avenue, 44th Floor Los Angeles, CA 90071 (213) 680-6499

(Name, Address and Telephone Number of Persons
Authorized to Receive Notices and Communications)

December 23, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

CUSIP No.   78116B102

EXPLANATORY NOTE

This Amendment No. 1 to Schedule 13D (this “Amendment”) reflects changes to the information in the Schedule 13D relating to the common stock, par value $0.001 per share, of Rubio’s Restaurants, Inc., a Delaware corporation, (the “Company”), jointly filed by Levine Leichtman Capital Partners IV, L.P., Levine Leichtman Capital Partners IV-Amicus Fund, L.P., LLCP Partners IV GP, LLC, Levine Leichtman Capital Partners, Inc., Arthur E. Levine and Lauren B. Leichtman (collectively, the “Reporting Persons”) on October 21, 2009 (the “Schedule 13D”).  This Amendment is being filed to report that, on December 23, 2009, an amendment to the Letter Agreement, filed herewith as Exhibit 10.4, was executed.

Each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Schedule 13D.  Except as specifically set forth herein, the Schedule 13D remains unmodified.

Item 6.            Purpose of Transaction.

Item 6 of the Schedule 13D is hereby amended by adding the following new paragraph after the third paragraph of such Item:

“On December 23, 2009, the parties to the Letter Agreement entered into an amendment to the Letter Agreement to extend from December 30, 2009 to March 31, 2010 the date on which the Meruelo Group, on the one hand, and LLCP, on the other hand, may first unilaterally terminate the Letter Agreement for any reason.”

Item 7.            Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Exhibit	Description

10.1

Letter Agreement, dated October 13, 2009, by and among Levine Leichtman Capital Partners, Inc. and the Meruelo Group (incorporated by reference to Exhibit 10.1 of the Schedule 13D/A filed with the Commission on October 15, 2009 by Alex Meruelo Living Trust and certain other reporting persons (the “Meruelo Schedule 13D/A”))

10.2	Proposal Letter submitted to the Company by the Meruelo Group and Levine Leichtman Capital Partners, Inc. on October 13, 2009 (incorporated by reference to Exhibit 10.2 of the Meruelo Schedule 13D/A)

10.3

Proposed Exclusivity Agreement submitted to the Company by the Meruelo Group and Levine Leichtman Capital Partners, Inc. on October 13, 2009 (incorporated by reference to Exhibit 10.3 of the Meruelo Schedule 13D/A)

10.4	Amendment to Letter Agreement, dated December 23, 2009, by and among Levine Leichtman Capital Partners, Inc. and the Meruelo Group

99.1

Joint Reporting Agreement, dated October 21, 2009, among Levine Leichtman Capital Partners IV, L.P., Levine Leichtman Capital Partners IV-Amicus Fund, L.P., LLCP Partners IV GP, LLC, Levine Leichtman Capital Partners, Inc., Arthur E. Levine and Lauren B. Leichtman (incorporated by reference to Exhibit 99.1 of the Schedule 13D filed by the Reporting Persons on October 21, 2009)

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

December 24, 2009

LEVINE LEICHTMAN CAPITAL PARTNERS IV, L.P.,
a Delaware limited partnership

By:	LLCP Partners IV GP, LLC,
a Delaware limited liability company, its General Partner

	By:	Levine Leichtman Capital Partners, Inc.,
a California corporation, its Manager

	By:	/s/ Steven E. Hartman
Steven E. Hartman
Vice President

LEVINE LEICHTMAN CAPITAL PARTNERS IV-AMICUS FUND, L.P.,
a Delaware limited partnership

By:	LLCP Partners IV GP, LLC,
a Delaware limited liability company, its General Partner

	By:	Levine Leichtman Capital Partners, Inc.,
a California corporation, its Manager

	By:	/s/ Steven E. Hartman
Steven E. Hartman
Vice President

LLCP PARTNERS IV GP, LLC,
a Delaware limited liability company

By:	Levine Leichtman Capital Partners, Inc.,
a California corporation, its Manager

	By:	/s/ Steven E. Hartman
Steven E. Hartman
Vice President

LEVINE LEICHTMAN CAPITAL PARTNERS, INC., a California corporation

By:	/s/ Steven E. Hartman
Steven E. Hartman
Vice President

/s/ Arthur E. Levine
ARTHUR E. LEVINE

/s/ Lauren B. Leichtman
LAUREN B. LEICHTMAN

EXHIBIT INDEX

Exhibit	Description

10.4	Amendment to Letter Agreement, dated December 23, 2009, by and among Levine Leichtman Capital Partners, Inc. and the Meruelo Group